September 22, 2016

VIA EDGAR

Kathryn M. Sabo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VALIC Company I

Post-Effective Amendment No. 73

to the Registration Statement on Form N-1A

CIK No. 0000719423

SEC File Nos. 2-83631, 811-3738

VALIC Company II

Post-Effective Amendment No. 26

to the Registration Statement on Form N-1A

CIK No. 0001062374

SEC File Nos. 333-53589, 811-08789

Ms. Sabo:

On behalf of each of VALIC Company I (“VC I” or a “Registrant”) and VALIC Company II (“VC II” or a “Registrant” and together with VC I, the “Registrants”), this letter sets forth responses to oral comments received on September 9, 2016 with respect to Post-Effective Amendment No. 73 to VC I’s Registration Statement on Form N-1A ( the “VC I Registration Statement”) related to the Government Money Market I Fund (formerly, Money Market I Fund), and Post-Effective Amendment No. 26 to VC II’s Registration Statement on Form N-1A ( the “VC II Registration Statement” and together with the VC I Registration Statement, the “Registration Statements”) related to the Government Money Market II Fund (formerly, Money Market II Fund), each of which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on July 26, 2016. Set forth below is each comment and the Registrants’ response thereto. Unless otherwise noted, each comment and response relates to both Registrants. All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statements.

General Comments

1.	Comment: Please update, complete or confirm all information that is currently in brackets or missing in the Prospectuses and the Statement of Additional Information (“SAI”).

Response: The Registrants hereby confirm that they have completed all information that was bracketed in the 485(a) filing.

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September 22, 2016

2.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the Staff’s comments are included herewith.

Both Registrants – Prospectuses

3.	Comment: In the last sentence of the “Principal Investment Strategy of the Fund” section of the Fund Summary, please disclose that investors will receive at least 60 days’ written notice of any change to the Fund’s 80% investment policy. The same comment applies to page 4 of the Prospectus in the “Additional Information About the Fund’s Investment Strategy and Risks” section.

Response: The Registration Statements have been revised accordingly.

4.	Comment: We note that the Risk/Return provided in the Fund Summary in response to Item 4 of Form N-1A is designed to provide a summary of the information provided in response to Item 9. Please explain why the Registrants believe that the prospectus is responsive to Item 4 and Item 9 of Form N-1A or make the required changes.

Response: The Registrants respectfully submit that the disclosure satisfies the requirements of Form N-1A. General Instruction C.3 (a) to Form N-1A states that the information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. As a result, the Registrants do not believe that it is required to include in the response to Item 9 the disclosure about each Fund’s principal strategies and risks that it has provided in the response to Item 4. In addition, General Instruction C.3 (a) requires the Registrants to organize information in the prospectus in a manner that is easy for investors to understand. General Instruction C.3 (a) provides that information required by Form N-1A, other than that provided in response to Items 2 through 8, need not follow the order of the items in the Form. The section of the Prospectuses titled “Additional Information about the Fund’s Investment Strategy and Risks” includes disclosure about strategies and risks that the Registrants believe to be relevant to a full understanding of the Funds’ policies but that may involve a smaller percentage of the Funds’ assets than the principal strategies. As a result, the Registrants respectfully submit that the disclosure in the prospectus, taken as a whole, is responsive to the requirements of Form N-1A.

5.	Comment: Because the Fund’s fiscal year is other than a calendar year, please include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart, to the extent practicable.

Response:    The Registrant notes that year-to-date performance is provided as of June 30, 2016. The Registrants respectfully acknowledge the comment, but providing performance as of a more recent date is not practicable and the Registrants believe that the performance information provided satisfies the intent of the requirements of Form N-1A to provide updated performance since the end of the

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September 22, 2016

most recent calendar year. Therefore, the Registrants respectfully decline to provide year-to-date performance as of a date more recent than June 30, 2016.

6.	Comment: In the section “Important Additional Information – Purchases and Sales of Fund Shares” please disclose that, for more information regarding purchases and sales of Fund shares, investors may see the prospectus of the relevant Variable Contract.

Response: The Registration Statements have been revised accordingly.

7.	Comment: In the section “Additional Information About the Fund’s Investment Strategy and Risks,” please re-state the Fund’s investment objective, per Item 9(a) of Form N-1A.

Response: The section of the Registration Statements titled “Additional Information About the Fund’s Investment Strategy and Risks” has been revised to direct investors to each Fund’s Summary for a description of each Fund’s investment objective. General Instruction C.3 (a) to Form N-1A states that the information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. As a result, the Registrants respectfully submit that the disclosure in the prospectus, taken as a whole, is responsive to the requirements of Form N-1A.

8.	Comment: Please delete the word “(key)” from the first paragraph of the section titled “Investment Glossary – Investment Terms.”

Response: The Registration Statements have been revised accordingly.

9.	Comment: In the section “Investment Glossary – Investment Terms – U.S. Government Securities,” please specify how federal sponsorship may be involved, rather than stating “in one way or another.”

Response: The Registration Statements have been revised to remove the words “in one way or another.” Registrants note that the sentence following the revised sentence contains examples of federal sponsorship of certain U.S. Government securities. Therefore, the Registrants respectfully submit that the disclosure, as revised, adequately discloses how federal sponsorship of U.S. Government securities may be involved.

10.	Comment: Please refer to the process described in the second-to-last sentence of the section titled “Account Information – Buying and Selling Shares” as “redemption-in-kind.”

Response: The Registration Statements have been revised accordingly.

11.	Comment: In the section titled “Account Information – How Shares are Valued,” please disclose the consequences of calculating the NAV on days the New York Stock Exchange is closed.

Response:    With respect to the VC I Registration Statement, which relates to 33 other series of the Registrant, in addition to the Government Money Market I Fund, the section titled “Account Information – How Shares are Valued,” includes a

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September 22, 2016

statement that “the value of the Fund’s shares may change on days when you will not be able to purchase or redeem your shares.” The Registrant believes that this statement is responsive to the comment. A similar sentence will be added to the VC II Registration Statement.

12.	Comment: In the section titled “Account Information – How Shares are Valued,” per Item 11(a)(2) of Form N-1A, please disclose when redemption requests must be sent in order to receive the current or next day’s NAV.

Response: The Registration Statements have been revised to include the requested disclosure in the section titled “Buying and Selling Shares.”

13.	Comment: In the section titled “Account Information – How Shares are Valued,” per Item 11(a)(3) of Form N-1A, please disclose in a general manner any national holidays when shares will not be priced and specify any additional local or regional holidays when Fund shares will not be priced.

Response: The Registration Statements have been revised to include the requested disclosure in the section titled “Buying and Selling Shares.”

VC I – Prospectus

14.	Comment: In the section titled “Management – Investment Adviser,” please change the reference to “all the Funds” to “the Fund.”

Response: The effective version of the Fund’s Registration Statement will be filed in conjunction with the annual update of VC I’s Registration Statement and the Fund’s Registration Statement will be combined with those of 33 other series of VC I. Therefore, the reference to “all the Funds” will be accurate.

15.	Comment: Please add “Board of” before “Directors” in the second sentence of the sixth paragraph of the section titled “Management – Investment Sub-Adviser.”

Response: The Registration Statement has been revised accordingly.

16.	Comment: The first sentence of the section titled “Management – Additional Information about Fund Expenses” references a fee waiver/expense reimbursement. Please add a reference to this fee waiver/expense reimbursement to the “Annual Fund Operating Expenses” table in the Fund Summary. The “Annual Fund Operating Expenses” table should also include a footnote that discloses the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describes who can terminate the arrangement and under what circumstances. Additionally, the Expense Example must reflect the fee waiver through its expiration date and total annual Fund operating expenses, thereafter. If the fee waiver/expense reimbursement is not expected to affect the expenses presented in the “Annual Fund Operating Expenses” table, the disclosure discussed above is not necessary.

Response: The Registrant confirms that the fee waiver/expense reimbursement referenced in the Registration Statement is not expected to affect the expenses

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disclosed in the “Annual Fund Operating Expenses” table. Therefore, the disclosure referenced in the Staff’s comment is not necessary.

Both Registrants – SAIs

17.	Comment: Please confirm that the SAIs are responsive to all Items of Form N-1A, including, for example, Items 16(g)(1)-(2), Items 17(2)(b)(6)-(9) and Item 26.

Response: The Registrants have reviewed both Registration Statements and made any changes necessary to meet the requirements of Form N-1A. With respect to the specific provisions noted, Registrants conclude the following:

•	Items 16(g)(1)-(2): Money Market Fund Material Events – Registrants are excepted from the requirements of this Item because the Funds are government money market funds that are “not subject to the requirements [Rule 2a-7(c)(2)(i) and/or (ii)] pursuant to [Rule 2a-7(c)(2)(iii)], and have not chosen to rely on the ability to impose liquidity fees and suspend redemptions.” The SAI in each Registration Statement states that “The Board has determined that the [Fund] will not be subject to the liquidity fee and redemption gate provisions of Rule 2a-7, although the Board may elect to impose liquidity fees or redemption gates in the future.”

•	Items 17(2)(b)(6)-(9) – The disinterested Directors/Trustees of Registrants do not have any of the interests or relationships described in Items 17(2)(b)(6)-(9). Therefore, Registrants do not believe that any disclosure is necessary in response to such Items.

•	Item 26 – Registrants have elected not to include the 7-day yield that may be included in the Funds’ Average Annual Total Return tables. Therefore, the provisions of Item 26(a), which relate specifically to money market funds, do not relate to the Funds. Registrants believe that they comply with the remaining applicable requirements of Item 26.

18.	Comment: Please disclose whether, and from where, information is incorporated by reference.

Response: The Registration Statements have been revised accordingly.

19.	Comment: We note that each Fund has a Non-Fundamental Investment Restriction regarding investment in investment companies. Please disclose whether Acquired Fund Fees and Expenses are greater than 0.01% of the Fund’s average daily net assets. If so, please reflect such fees in the “Annual Fund Operating Expenses” table.

Response: Neither Fund incurred Acquired Fund Fees and Expenses during the prior fiscal year. Accordingly, no additional disclosure is required.

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September 22, 2016

20.	Comment: Please explain supplementally whether the Fund will be acquired by the VC I Dynamic Allocation Fund.

Response: While the Funds may be acquired by the VC I Dynamic Allocation Fund, the VC I Dynamic Allocation Fund does not presently intend to make such an investment.

21.	Comment: In the section titled “Investment Practices,” please consider the appropriateness of all practices listed in light of the Fund’s investment strategy to invest at least 99.5% of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are collateralized by cash and/or U.S. Government securities.

Response: The Registrants have reviewed the Registration Statements and confirm that the disclosure accurately reflects the investment practices that are, in fact, available to each Fund.

22.	Comment: In the section titled “Investment Practices – Adjustable Rate Securities,” please disclose that it may take longer than seven days for transactions to settle, which could translate into a risk that proceeds will not be paid in a timely manner or the Fund could incur losses in order to pay redemptions on time. Please disclose how the Fund will meet short-term liquidity needs in the event of extended settlement of such instruments. Additionally, please disclose that adjustable rate instruments may not be securities and purchasers of such instruments may not have the protections of the federal securities laws.

Response: The Registration Statements have been revised accordingly.

23.	Comment: In the section titled “Investment Practices – Fixed Income Securities,” please refer to lower-medium and lower-quality securities as “junk bonds.”

Response: The Registration Statements have been revised accordingly.

24.	Comment: In the section titled “Service Agreements – Master Transfer Agency and Service Agreement,” please state the business address of each Registrant’s transfer agent, as required by Item 19(h)(2) of Form N-1A.

Response: The Registration Statements have been revised accordingly.

25.	Comment: In the section titled “Portfolio Transactions and Brokerage – Research Services,” please review disclosure differences between VC I’s and VC II’s Registration Statements and revise as appropriate.

Response: The Registration Statements have been revised accordingly.

26.	Comment: Please copy the second sentence of the fifth paragraph of the section titled “Offering, Purchase and Redemption of Fund Shares” to each Fund’s Prospectus. Immediately following such sentence, please disclose that the SEC shall by rules and regulations determine the conditions under which (i) trading shall be deemed to be restricted and (ii) an emergency shall be deemed to exist within the meaning of this subsection.

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September 22, 2016

Response: The Registration Statements have been revised accordingly.

27.	Comment: With respect to the section titled “Accounting and Tax Treatment,” please review the differences between the disclosure in the Registration Statements and revise as necessary. In addition, please delete any disclosure that is not applicable to a Fund.

Response: The Registration Statements have been revised to harmonize the disclosure between the Registration Statements. The effective version of the Government Money Market I Fund’s Registration Statement will be filed in conjunction with the annual update of VC I’s Registration Statement and the Fund’s Registration Statement will be combined with those of 33 other series of VC I. Therefore, VC I has determined that the disclosure in the “Accounting and Tax Treatment” section regarding instruments that do not apply to the Government Money Market I Fund is nonetheless appropriate because it applies to other series of the Registrant. VC II confirms that all disclosure in the “Accounting and Tax Treatment” section of its Registration Statement is applicable to the Government Money Market II Fund.

28.	Comment: Please delete the word “generally” from the section titled “Other Information – Proxy Voting Policies and Procedures” or otherwise revise the disclosure to more definitively state the Fund’s policies with respect to, for example, social issues proposals or when the Proxy Voting Committee will rely on guidance or a recommendation from the independent proxy voting agent or other sources.

Response: The Registrants respectfully submit that the disclosure regarding the Fund’s proxy voting policies and procedures is more accurate with the flexibility currently described in the Registration Statements. Item 17(2)(f) of Form N-1A requires that a registrant “describe the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities.” The Fund’s proxy voting policies and procedures have some flexibility in terms of how the Fund will vote proxies on certain issues, as reflected in the Registration Statements. Registrants believe that it would be inaccurate to fail to reflect such flexibility in the disclosure. Therefore, the Registrant’s respectfully believe that the disclosure is sufficient and provides meaningful information to shareholders.

29.	Comment: In the section titled “Management of VC I – Board of Directors and Committees,” please consider defining the term “audit committee financial expert.”

Response: The Registration Statements have been revised accordingly.

30.	Comment: In the section titled “Management of VC I – Board of Directors and Committees,” please consider revising the disclosure regarding William F. Devin’s experience for consistency between the Registration Statements.

Response: The Registration Statements have been revised accordingly.

31.	Comment: In the fourth to last paragraph of the section titled “Management of VC I – Board of Directors and Committees,” regarding the “Governance Committee,” please capitalize the word “independent” when used in conjunction with the word “Director” or “Trustee,” as applicable.

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September 22, 2016

Response: The Registration Statements have been revised accordingly.

32.	Comment: With respect to Appendix A, please review the differences between the Registration Statements and revise as appropriate.

Response: The Registration Statements have been revised accordingly.

VC I – SAI

33.	Comment: In the section titled “Investment Adviser,” please indicate when shareholders last approved the Advisory Agreement.

Response: The Registrant submits that the current disclosure satisfies the requirements of Form N-1A. Disclosure of the date of shareholder approval of the Advisory Agreement is not required under Form N-1A and is unlikely to be meaningful to shareholders in this context, so Registrant respectfully declines to include the requested information.

34.	Comment: In the section titled “Investment Adviser,” please consider removing the parenthetical that AIG Life Holdings, Inc. was formerly named SunAmerica Financial Group, Inc., as such parenthetical is not included in the VC II Registration Statement.

Response: The Registration Statement has been revised accordingly.

35.	Comment: In the section titled “Service Agreements” please disclose the material terms of any shareholder services agreements between VC I and VALIC, as disclosed in the VC II Registration Statement.

Response: VC I has not entered into a Shareholder Services Agreement with VALIC. Therefore, the disclosure regarding such Agreement in the VC II Registration Statement is not applicable to the VC I Registration Statement.

36.	Comment: Please revise the second sentence of the section titled “Offering, Purchase and Redemption of Fund Shares” to read as follows:

Pursuant to a distribution agreement, ACS acts without remuneration as VC I’s agent in the distribution of Fund shares to the VALIC separate accounts, separate accounts of other life insurance companies that may or may not be affiliated with VALIC and Plans and IRAs, and, subject to applicable law, to qualified pension and retirement plans and individual retirement accounts outside of the separate account context.

Response: The current disclosure accurately reflects the arrangement as governed by the distribution agreement, so Registrant respectfully declines to change the current disclosure.

37.	Comment: In the section titled “Management of VC I – Compensation of Independent Directors,” if appropriate, please consider removing the extended

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September 22, 2016

history of the plan regarding Director/Trustee compensation and state the current status of the plan.

Response: The Registration Statement has been revised accordingly.

VC II – SAI

38.	Comment: Please combine the first two sentences in the description of the Fundamental Policy regarding Diversification, as the information in these sentences is repetitive.

Response: The Registration Statement has been revised accordingly.

39.	Comment: Please consider adding the “Recent Market Events” disclosure from the VC I Registration Statement.

Response: The relevant portions of VC I’s “Recent Market Events” disclosure have been added to the VC II Registration Statement.

40.	Comment: In the section titled “Accounting and Tax Treatment,” please define “Code” as “Internal Revenue Code” at its first use.

Response: The Registration Statement has been revised accordingly.

*            *            *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statements;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrants may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*            *            *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1232.

Sincerely,

/s/ Eric Simanek

Division of Investment Management

September 22, 2016

Eric Simanek

cc:	Christopher J. Tafone, Esq.
Louis O. Ducote, Esq.
David M. Leahy, Esq.
Matthew J. Van Wormer, Esq.